# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CIVITAS RESOURCES, INC., CIK 0001509589
CUSIP: 17888H103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 555 - 17TH STREET, SUITE 3700, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 11/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001706220
Persons authorized to receive notices and communications: Benjamin Dell, Kimmeridge Energy Management Company, 15 Little West 12th Street, 4th Floor, New York, New York (NY), 10014, 646-424-4317; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Kimmeridge Energy Management Company, LLC (CIK 0001706220): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,011,771; shared voting power 0; sole dispositive power 5,011,771; shared dispositive power 0; aggregate amount beneficially owned 5,011,771 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CIVITAS RESOURCES, INC.
Address of issuer's principal executive offices: 555 - 17TH STREET, SUITE 3700, DENVER, Colorado (CO), 80202

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Kimmeridge Energy Management Company, LLC (the "Reporting Person"), a Delaware limited liability company and investment adviser, directly or indirectly, to certain funds and/or accounts, including Kimmeridge Chelsea, LLC ("Kimmeridge Chelsea") and KEF Investments, LP (together, the "Kimmeridge Funds"), with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of Civitas Resources, Inc. (the "Issuer") held by the Kimmeridge Funds and the Reporting Person. The Reporting Person is managed by a board of managers, each of whom is a Managing Member of the Reporting Person, consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin, Alexander Inkster, Neda Jafar and Emily Mills (each such manager, a "Kimmeridge Principal," and collectively, the "Kimmeridge Principals").

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.
Residence or business address: The address of the business office of the Reporting Person and the Kimmeridge Principals is 15 Little West 12th Street, 4th Floor, New York, NY 10014.
Present principal occupation or employment: The principal business of the Reporting Person is to serve as the investment adviser to the Kimmeridge Funds as well as other affiliated funds.
Criminal convictions in the last five years: Neither the Reporting Person nor any Kimmeridge Principal have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor any Kimmeridge Principal have, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.
Citizenship: The Reporting Person is a Delaware limited liability company. Benjamin Dell, Neda Jafar, Emily Mills, Alexander Inkster and Noam Lockshin are citizens of the United States. Henry Makansi is a citizen of the Netherlands. Neil McMahon is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds used for the purchase of the shares of Common Stock reported herein was the working capital of the Kimmeridge Funds. The aggregate purchase price of the shares of Common Stock reported herein was $82,111,737.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported herein for investment purposes.

On November 2, 2025, the Issuer, SM Energy Company, a Delaware corporation ("SM Energy") and Cars Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of SM Energy ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of SM Energy (the "First Company Merger"), and (ii) immediately following the First Company Merger, the Issuer as the surviving corporation will merge with and into SM Energy, with SM Energy continuing as the surviving corporation (the "Second Company Merger" and, together with the First Company Merger, the "Mergers"). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 3, 2025 (the "November 3 Form 8-K").

In connection with the Issuer's entry into the Merger Agreement, on November 3, 2025, Kimmeridge Chelsea entered into a Voting Agreement (the "Voting Agreement") with the Issuer, pursuant to which Kimmeridge Chelsea has agreed to vote the shares of Common Stock it beneficially owns in favor of the matters to be submitted to the Issuer's stockholders in connection with the Mergers, subject to the terms and conditions set forth in the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of: (a) the effective time of the First Company Merger, (b) the date on which the Merger Agreement is terminated in accordance with its terms, (c) the mutual written consent of the parties thereto, (d) the date on which a Company Adverse Recommendation Change (as defined in the Merger Agreement) occurs, and (e) the date of any modification, waiver or amendment to the Merger Agreement effected without Kimmeridge Chelsea's consent that (i) decreases the amount or changes the form of consideration payable to all of the Issuer's stockholders pursuant to the terms of the Merger Agreement or (ii) otherwise materially adversely affects the interests of Kimmeridge Chelsea or the Issuer's stockholders. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 10.1 to the November 3 Form 8-K and is also incorporated herein by reference as Exhibit 99.1.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review the Kimmeridge Funds' investments in the Issuer on a continuing basis and, depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Kimmeridge Funds' position in the Issuer through, among other things, the purchase or sale of the Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock of the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting the Reporting Person's beneficial ownership of the Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is based upon 85,303,179 shares of Common Stock outstanding as of October 31, 2025, as reported in the Merger Agreement, filed as Exhibit 2.1 to the November 3 Form 8-K.

As of September 30, 2025, the Reporting Person was a Schedule 13G filer with respect to the Common Stock and, as of such date, may have been deemed to beneficially own 6,172,518 shares of Common Stock representing 6.7% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Annex A attached hereto and incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person and the Kimmeridge Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Kimmeridge Funds. The Kimmeridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Voting Agreement, dated as of November 3, 2025 (incorporated by reference to Exhibit 10.1 to the November 3 Form 8-K).

## Signatures
- Kimmeridge Energy Management Company, LLC: /s/ Tamar Goldstein, Tamar Goldstein, General Counsel (11/10/2025)